

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2024

Antonio Bonchristiano
Chief Executive Officer
GP-Act III Acquisition Corp.
300 Park Avenue 2nd Floor
New York, NY 10022

> **Re: GP-Act III Acquisition Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 8, 2024**
> **CIK No.: 0001834526**

Dear Antonio Bonchristiano:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 15, 2024 letter.

Draft Registration Statement on Form S-1

Summary
The Offering, page 16

1. We refer to your disclosures on page 21, and elsewhere in your prospectus, that non-managing HoldCo investors will, through Sponsor HoldCo, purchase private placement warrants in connection with the closing of this offering, and also that you will not issue more than 7,000,000 private placement warrants because the non-managing HoldCo investors will be purchasing the warrants in a way that will "proportionally reduce the number of private placement warrants that would otherwise be purchased by the co-sponsors through Sponsor HoldCo." Your disclosure also states on page 139 in footnote 3 that GP-Sponsor holds 50% of the interest in the voting power in Sponsor HoldCo, and

Antonio Bonchristiano
GP-Act III Acquisition Corp.
March 28, 2024
Page 2

that investment and voting decisions are made by 51% or more of the voting power held by the managing members of Sponsor HoldCo. Please revise your disclosures as appropriate to clarify what type of interests in Sponsor HoldCo the non-managing HoldCo investors will be purchasing, and how is it that the purchase of these interests will not provide them with any "right to control Sponsor HoldCo or vote or dispose of any securities held by Sponsor HoldCo," as you state in various parts of your prospectus. Please also file the agreement with respect to the purchase of these private placement warrants, or advise.

Risk Factors
If we are deemed to be an investment company . . ., page 49

2. We acknowledge your revised disclosures in response to prior comment 4. Please further revise your risk factor to disclose clearly that if you are found to be operating as an unregistered investment company, you may be required to change your operations or wind down your operations. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Transfers of Founder Shares and Private Placement Warrants, page 141

3. You state that no member of Sponsor HoldCo may transfer any portion of its membership interests in Sponsor HoldCo except in certain specified circumstances. Please revise to clarify whether these restrictions also apply to the non-managing HoldCo investors.

Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: J. Mathias VonBernuth, Esq.